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                           March 18, 2024

       James Hayward, Ph.D., Sc.D.
       Chief Executive Officer
       Applied DNA Sciences, Inc.
       50 Health Sciences Drive
       Stony Brook, New York 11790

                                                        Re: Applied DNA
Sciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed March 12,
2024
                                                            File No. 333-277832

       Dear James Hayward:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Todd Kornfeld, Esq.